Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Guidewire Software, Inc.:
We consent to the use of our report dated September 18, 2018, with respect to the consolidated balance sheets of Guidewire Software, Inc. and subsidiaries as of July 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended July 31, 2018, and the effectiveness of internal control over financial reporting as of July 31, 2018, incorporated herein by reference. Our report refers to a change in the method of accounting for share-based payments due to the adoption of FASB Accounting Standards Update 2016-09, Compensation Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting.
/s/ KPMG LLP
Santa Clara, California
March 7, 2019